Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Who can invest in the Yieldstreet Prism Fund?



The Yieldstreet Prism Fund is open to all investors, [regardless of accreditation status or net worth](#).

Since the [Jumpstart Our Business Startups (JOBS) Act](#) made it possible for businesses to raise capital through crowdsourcing in 2016, it's been the Yieldstreet mission to make Yieldstreet's alternative investments accessible to a broader audience. Our dedicated team is beyond thrilled to finally be able to offer all investors an investment product [that assists them in creating a fixed-income portfolio](#), one that provides you with exposure to numerous alternative asset classes.

If you're familiar with Yieldstreet and our traditional single-asset class offerings, or even if you're not, you might have questions around how the logistics of this investment differ from the other investment offerings we have on our platform. Below we explore the answers to questions around who can invest in what offerings on the Yieldstreet platform.

Why can't non-accredited investors invest in single-asset class offerings on the Yieldstreet platform?

That's a great question. The answer isn't because we don't want to offer these investment opportunities to everyone. Instead, it's because Yieldstreet's individual offerings are sold to investors under [Rule 506(c) of Regulation D of the Securities Act of 1933, which permits issuers to broadly solicit and generally advertise an offering that is exempt from registration with the U.S. Securities and Exchange Commission](). This rule requires us to verify that all the investors participating in one of our individual offerings are, in fact, accredited.

As you may know, an accredited investor is an individual investor who generally meets the following SEC requirements:

1. An individual who either earns a pre-tax income that exceeds $200,000 and has done so over the past two tax years or has a net worth exceeding $1M (excluding their principal residence).
2. Spouses can meet the requirements jointly if the couple earned a pre-tax joint income of more than $300,000 for the two previous years or their joint net worth exceeds $1M (excluding their principal residence).

[In order to verify their accreditation]() with Yieldstreet, accredited investors must provide us with the necessary information during our internal accreditation verification process. To do so, they must upload their two most recent W2s, [K1s](), or 1099 forms as well as submit their tax returns on the platform. If applicable, they may also submit a verification request through the Yieldstreet system to a third party such as a CPA, lawyer, registered broker-dealer, or investment advisor who can validate their status.

But I thought the Yieldstreet Prism Fund wasn't open to non-accredited investors?

Another good question. As we mentioned above, since Yieldstreet started, the core audience for our investment offerings have been accredited investors. And initially, for the Yieldstreet Prism Fund, we began with this same audience. However, as the Fund has progressed so has its audience rollout. Since the Fund's second investment window in May of 2020, the Fund has been available to self-verified accredited investors. **We are now excited to offer the Fund to all investors, regardless of accreditation status.**

I heard you can invest in the Yieldstreet Prism Fund with an IRA, is that true?

That is correct. Just like with Yieldstreet's traditional single-asset class offerings, you are able to invest in the Fund with a Yieldstreet IRA. Here is where you can find more information on opening a Yieldstreet IRA.

While we're on the topic, you should also know that investors, just like with traditional offerings on our platform, are able to invest in the Fund as either an individual or an entity.

If I'm not accredited, when will other offerings be available to me?

At the moment, we do not have a specific timeline that we can provide. However, we'd like to emphasize that many of the investments that comprise the Yieldstreet Prism Fund are the same types of investments that are offered as single asset-class investments on our platform.

If you still have additional questions regarding the Fund, please reference the below resources. You can also reach out to our Investment Relations team investments@yieldstreetprismfund.com.

What is the Yieldstreet Prism Fund?
What to Expect From the Yieldstreet Prism Fund
Where the Yieldstreet Prism Fund fits in the fund landscape
Yieldstreet Prism Fund investment strategy
The Yieldstreet Prism Fund Distribution Rate Explained
What is Net Asset Value (NAV)?
What is a Distribution Reinvestment Plan (DRIP)?
Yieldstreet Prism Fund FAQs

For additional information on the Fund, please refer to the prospectus.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to person resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

[1]*For the avoidance of doubt, the Fund's shares are being publicly offered pursuant to the Securities Act of 1933, and are not privately offered pursuant to Rule 506(c) of Regulation D thereunder.*

This communication and the information contained in this article are provided for general informational purposes only and should neither be construed nor intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Any link to a third-party website (or article contained therein) is not an endorsement, authorization or representation of our affiliation with that third party (or article). We do not exercise control over third-party websites, and we are not responsible or liable for the accuracy, legality, appropriateness, or any other aspect of such website (or article contained therein).